MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2012 and audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of November 12, 2012 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer, is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2012 THIRD QUARTER HIGHLIGHTS

	Third Quarter	Third Quarter		Second Quarter
	2012	2011	Change	2012	Change
Operating
Silver Equivalent Ounces Produced	2,438,085	1,791,770	36%	2,102,222	16%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,205,237	1,708,865	29%	1,917,248	15%
Payable Silver Ounces Produced(1)	2,127,056	1,655,297	28%	1,888,132	13%
Total Cash Costs per Ounce(2)	$9.19	$8.39	10%	$8.83	4%
Total Production Cost per Tonne(2)	$30.05	$26.86	12%	$26.97	11%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$30.48	$38.83	-22%	$28.69	6%
Financial
Revenues ($ millions)	$63.6	$61.4	4%	$54.8	16%
Mine Operating Earnings ($ millions)	$35.8	$42.5	-16%	$31.1	15%
Net Earnings ($ millions)	$24.9	$27.8	-10%	$15.3	62%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$35.9	$42.0	-15%	$30.6	17%
Cash and Cash Equivalents at September 30 and June 30 ($ millions)	$72.8	$106.2	-31%	$70.9	3%
Working Capital at September 30 and June 30 ($ millions)	$84.0	$97.9	-14%	$94.6	-11%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.22	$0.27	-19%	$0.14	49%
Cash Flow Per Share(2)	$0.31	$0.40	-23%	$0.29	7%
Weighted Average Shares Outstanding for the Periods Ended September 30 and June 30	115,307,418	104,583,335	10%	105,798,950	9%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 16 and 17.

  Generated Net Earnings after Taxes of $24.9 million for the third quarter of 2012 (EPS of $0.22), an increase of 62% compared to $15.3 million (EPS of $0.14) in the second quarter of 2012.

  Adjusted EPS (a non-GAAP measure) for the third quarter of 2012 was $0.25, after excluding non-cash share- based payments, deferred income tax expense, acquisition costs for Silvermex Resources Inc., gains from silver futures and marketable securities and legal fees for the First Silver (Bolaños) trial.

  The Company completed the acquisition of Silvermex Resources Inc. (“Silvermex”) during the quarter and the La Guitarra Silver Mine, located in the State of Mexico, has now become First Majestic’s fourth operating mine. Since taking over operations of the mine on July 3, 2012, management has implemented various operational efficiency measures which have resulted in significant cost savings at the mine. Production costs have been reduced to $65.09 per tonne, compared to $128.00 per tonne in the second quarter of 2012 and $115.69 per tonne in the third quarter of 2011.

  The acquisition of Silvermex resulted in a 9% dilution to the Company’s weighted average shares outstanding for the quarter ended September 30, 2012. Without the dilutive effect of the acquisition, the Company’s EPS for the third quarter would have been $0.23. Management believes that the dilutive effect is only short-term, as the acquisition will over time become accretive to the Company as additional expansions of the La Guitarra mine occur, beginning in early 2013. During the third quarter of 2012, the La Guitarra mine produced 237,803 silver equivalent ounces of silver, an increase of 10% compared to the second quarter of 2012 and an increase of 40% compared to the third quarter of 2011.

  Operating results in the third quarter were marginally impacted by higher costs per tonne and cash costs at the newly acquired La Guitarra mine. Cash cost per ounce for the third quarter of 2012 was $9.19, an increase of 4% compared to the second quarter of 2012 and 10% compared to the third quarter of 2011. Cash cost per ounce at the La Guitarra mine were $13.62 per ounce during the third quarter compared to average cash cost per ounce of $8.90 for the Company’s other three operating mines. Production costs per tonne for the four mines were $30.05 per tonne, impacted by the $65.09 per tonne costs at La Guitarra while the other three operations averaged $27.76 per tonne. The Company continues to focus on improving operating efficiencies and cost reduction at La Guitarra.

  The Company increased silver equivalent production by 16% to a record 2,438,085 ounces, compared to 2,102,222 ounces in the second quarter of 2012. The increase was primarily due to the addition of production from the La Guitarra mine which accounts for approximately 11% of the 16% increase.

  Increased silver equivalent production by 36% compared to 1,791,770 silver equivalent ounces produced in the third quarter of 2011, resulting in 4% increase in revenues despite a 22% decline in silver prices.

  Produced a record 2,205,237 ounces of silver compared to 1,917,248 ounces of silver in the second quarter of 2012 and 1,708,865 ounces of silver produced in the third quarter of 2011.

  Generated revenues of $63.6 million for the third quarter of 2012, an increase of 4% compared to the third quarter of 2011 and 16% compared to the second quarter of 2012, primarily due to increase in production.

  Recognized mine operating earnings of $35.8 million compared to $42.5 million in the third quarter of 2011, a decrease of 16%, due to lower margin as a result of 22% decline in silver prices and higher depreciation, depletion and amortization expense. Mine operating earnings for the quarter increased 15% compared to the second quarter of 2012 as a result of 16% increase in production.

  Cash flows from operations before movements in working capital and income taxes in the third quarter of 2012 increased by 17% to $35.9 million ($0.31 per share) compared to $30.6 million ($0.29 per share) in the second quarter of 2012, and decreased by 15% compared to $42.0 million ($0.40 per share) in the third quarter of 2011.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2012			2011				2010
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	388,462	382,172	337,940	369,310	366,308	333,710	314,712	319,908
La Parrilla	175,630	169,786	147,938	121,109	89,972	77,363	74,503	78,537
San Martin	72,257	63,841	72,305	74,584	73,879	71,004	67,291	68,730
La Guitarra(1)	30,339	-	-	-	-	-	-	-
Consolidated	666,688	615,799	558,183	565,003	530,159	482,077	456,506	467,175
Silver ounces produced
La Encantada	1,068,863	1,022,094	846,391	1,076,096	1,020,467	1,133,654	1,136,419	1,049,811
La Parrilla	708,021	690,954	719,143	628,836	449,771	395,716	319,405	395,161
San Martin	238,514	204,200	261,269	252,725	238,627	251,009	313,384	312,360
La Guitarra(1)	189,839	-	-	-	-	-	-	-
Consolidated	2,205,237	1,917,248	1,826,803	1,957,657	1,708,865	1,780,379	1,769,208	1,757,332
Silver equivalent ounces produced
La Encantada	1,090,966	1,041,292	861,506	1,092,189	1,029,336	1,139,336	1,138,624	1,050,911
La Parrilla	851,628	843,307	860,739	738,919	511,301	443,304	363,648	448,592
San Martin	257,688	217,623	284,974	270,420	251,133	261,190	323,094	328,484
La Guitarra(1)	237,803	-	-	-	-	-	-	-
Consolidated	2,438,085	2,102,222	2,007,219	2,101,528	1,791,770	1,843,830	1,825,366	1,827,987
Cash cost per ounce
La Encantada	$8.19	$8.35	$9.69	$7.49	$8.04	$7.61	$7.17	$7.71
La Parrilla	$8.58	$8.35	$8.14	$8.22	$7.90	$8.84	$10.66	$7.06
San Martin	$12.96	$12.75	$8.67	$9.70	$10.74	$10.72	$9.85	$8.87
La Guitarra(1)	$13.62	$-	$-	$-	$-	$-	$-	$-
Consolidated	$9.19	$8.83	$8.96	$8.01	$8.39	$8.32	$8.26	$7.78
Production cost per tonne
La Encantada	$21.52	$21.30	$23.27	$20.78	$21.46	$24.09	$23.80	$23.30
La Parrilla	$36.32	$33.46	$38.87	$42.46	$41.32	$45.88	$42.60	$38.07
San Martin	$45.94	$43.66	$38.64	$38.64	$37.20	$40.67	$45.34	$43.05
La Guitarra(1)	$65.09	$-	$-	$-	$-	$-	$-	$-
Consolidated	$30.05	$26.97	$29.24	$27.47	$26.86	$30.03	$30.04	$28.70

(1) The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Three and Nine Months Ended September 30, 2012 and 2011

Quarter Ended September 30,		CONSOLIDATED FIRST MAJESTIC	Year to Date Ended September 30,
2012	2011	RESULTS	2012	2011
666,688	530,159	Ore processed/tonnes milled (3)(4)	1,840,670	1,468,742
167	188	Average silver grade (g/t)	169	199
62%	53%	Recovery (%)	59%	56%
2,205,237	1,708,865	Total silver ounces produced	5,949,288	5,258,452
-	34,316	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
2,205,237	1,674,549	Commercial silver ounces produced	5,920,649	5,224,136
2,127,056	1,655,297	Payable silver ounces produced (1)	5,781,348	5,168,304
1,537	409	Gold ounces produced	2,681	1,097
3,307,944	1,891,991	Pounds of lead produced	9,489,815	4,472,035
844,953	-	Pounds of zinc produced	3,589,569	26,103
4,673	3,075	Tonnes of iron ore produced	13,897	5,212
2,438,085	1,791,770	Total production - ounces silver equivalent	6,547,526	5,460,966
$9.19	$8.39	Total cash cost per ounce (1)(3)(4)	$9.02	$8.32
$9.41	$8.50	Total production cost per ounce (1)(2)(3)(4)	$9.12	$8.17
$30.05	$26.86	Total production cost per tonne (1)(2)(3)(4)	$28.77	$28.89
14,595	10,129	Underground development (m)	42,465	25,334
44,670	18,558	Diamond drilling (m)	109,829	36,797

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

Production

Total production for the third quarter of 2012 was 2,438,085 ounces of silver equivalents consisting of 2,205,237 ounces of silver, 1,537 ounces of gold, 3,307,944 pounds of lead, 844,953 pounds of zinc and 4,673 tonnes of iron ore. Silver equivalent production increased by 36% compared to the 1,791,770 ounces of silver equivalents produced in the third quarter of 2011, which consisted of 1,708,865 ounces of silver, 409 ounces of gold, 1,891,991 pounds of lead, and 3,075 tonnes of iron ore. Compared to the second quarter of 2012, production increased by 16% from ounces of silver equivalents, which consisted of 1,917,248 ounces of silver, 3,005,209 pounds of lead, 533 ounces of gold, 1,423,890 pounds of zinc and 4,628 tonnes of iron ore. The increase in production was primarily due to production of 237,803 silver equivalent ounces from the La Guitarra mine, which was included in First Majestic’s third quarter operating results as the acquisition was completed on July 3, 2012.

Cash Cost per Ounce

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits), which is a non-GAAP measure and a standard of the Silver Institute, for the third quarter of 2012 was $9.19 per ounce of silver compared to $8.39 in the third quarter of 2011 and $8.83 in the second quarter of 2012.

Cash cost per ounce for the third quarter consists of production costs of $9.41 per ounce, transportation, smelting and refining costs of $2.53 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.07 per ounce, net of byproduct credits of $2.82. Production costs per ounce increased $0.91 per ounce compared to the third quarter of 2011, primarily due to higher production costs at the La Guitarra mine. Transportation, smelting and refining costs increased by $1.07 per ounce on average in the third quarter of 2012 compared to the third quarter of 2011, due to an increase in shipments of concentrates from the La Guitarra mine and the increased production from the new La Parrilla flotation circuit. Smelting and refining costs per ounce for the La Guitarra mine was $8.20 per ounce during the quarter, significantly higher than the average of the Company’s other three operating mines, as its silver/gold concentrates are being treated at La Parrilla cyanidation plant requiring a higher amount of cyanide consumption during the leaching process. Management is currently looking into alternatives to reduce processing costs of these concentrates. On the other hand, by-product credits have increased by $1.25 per ounce compared to the third quarter of 2011 due to higher gold production from the La Guitarra mine and increased lead and zinc production from the new La Parrilla flotation plant.

Head Grades and Recoveries

The overall average head grade for the third quarter of 2012 was 167 grams per tonne (“g/t”), a 3% increase compared to 164 g/t in the second quarter. The increase was attributed to the addition of the La Guitarra mine, which had an average head grade of 225 g/t for the quarter.

Combined recoveries for all mines in the third quarter was 62% compared to 53% in the third quarter of 2011 and 59% in the second quarter of 2012. Since installing a new ball mill at La Encantada in mid-April, recoveries have been consistently improving due to a higher proportion of fresh ore being processed and a better mixture with the tailings of dam #1. Although the tailings of dam #1 have lower grades, they have historically resulted in better recoveries. These factors resulted in an increase in La Encantada’s recoveries from 44% in the third quarter of 2011 to 50% in the third quarter of 2012. Efforts are continuing to optimize the recoveries at La Encantada. Management is also continuing with a number of metallurgical studies and pilot tests, which are expected to further improve recoveries. The latest metallurgical test was based on roasting the tailings, which has shown promising results and a pilot plant is being designed and is expected to start operations in the first quarter of 2013.

Development and Exploration

The underground development in all of the Company’s operations and projects continued aggressively with the objective of preparing the different areas within the mines for future expanded production. A total of 14,595 metres of underground development were completed in the third quarter of 2012 compared to 13,627 metres completed in the second quarter of 2012 and 10,129 metres in the third quarter of 2011. In the first nine months of 2012, a total of 42,465 metres of underground development were completed compared to 25,334 metres in the first nine months of 2011. Total development in the third quarter increased 44% compared to the same quarter of the prior year in order to maintain the pace for increased fresh ore production rates at La Encantada, expanded production at La Parrilla and La Guitarra and preparation at the Del Toro mine for future production expected to commence late in the fourth quarter of 2012 .

Diamond drilling programs are progressing aggressively on a companywide basis during the third quarter of 2012 with 44,670 metres from 237 holes consisting primarily of definition drilling and surface exploration drilling, representing a 24% increase from the 35,965 metres drilled in the second quarter of 2012. A total of 109,829 metres of diamond drilling were completed in the first nine months of 2012, an increase of 198% compared to 36,797 metres in the first nine months of 2011. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning. In addition, new exploration areas are being evaluated to continue to extend the life of the Del Toro mine. Currently, the Company has a total of 17 diamond drill rigs operating on its properties.

During the quarter ended September 30, 2012, the Company spent $30.9 million on its mineral properties and a further $19.3 million on plant and equipment. This compares to $18.6 million invested in mineral properties and $13.8 million in plant and equipment in the third quarter of 2011. The increase in capital expenditures was primarily attributed to the underground development at Del Toro, and the equipment purchased for the new Del Toro processing plant. The Company is also aggressively increasing its exploration and development programs to prepare for additional mill expansions at the San Martin and La Guitarra mines and to drive further resource upgrades.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Three and Nine Months Ended September 30, 2012 and 2011

Quarter Ended September 30,		LA ENCANTADA	Year to Date Ended September 30,
2012	2011	RESULTS	2012	2011
388,462	366,308	Ore processed/tonnes milled	1,108,574	1,014,730
171	195	Average silver grade (g/t)	173	209
50%	44%	Recovery (%)	48%	48%
1,068,863	1,020,467	Total silver ounces produced	2,937,348	3,290,540
1,063,652	1,015,364	Payable silver ounces produced (1)	2,922,661	3,274,086
86	21	Gold ounces produced	168	71
4,673	3,075	Tonnes of iron ore produced	13,897	5,212
1,090,966	1,029,336	Total production - ounces silver equivalent	2,993,764	3,307,296
$8.19	$8.04	Total cash cost per ounce (1)	$8.68	$7.59
$7.86	$7.74	Total production cost per ounce (1)(2)	$8.34	$7.14
$21.52	$21.46	Total production cost per tonne (1)(2)	$21.97	$23.05
3,328	2,808	Underground development (m)	10,784	8,366
4,715	4,381	Diamond drilling (m)	16,204	8,915

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

With more operating days than planned and adjustments made to the tailings screening intake systems, and to the tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve in excess of 4,000 tpd processing throughput and was re-rated to 4,000 tpd. In the third quarter of 2012, the processing mill averaged 4,625 tpd of blended ore throughput. The three operating ball mills continue to process fresh mine ore at a rate of approximately 1,800 tpd with the remaining balance of throughput coming from reprocessed tailings. Silver recoveries and grades continue to show positive operating improvements as a result of the increase in fresh ore from the mine. The average throughput for the first nine months of 2012 was 4,280 tpd.

A total of 1,090,966 equivalent ounces of silver were produced by the La Encantada plant during the third quarter of 2012, which was an increase of 5% compared with the 1,041,292 equivalent ounces of silver produced in the preceding quarter, primarily attributable to higher fresh ore input, and an increase of 6% compared to the 1,029,336 equivalent ounces of silver produced in the third quarter of 2011.

Tonnes milled in the third quarter increased 2% to 388,462 tonnes processed compared to 382,172 tonnes processed in the second quarter of 2012 and increased 6% compared to the 366,308 tonnes processed in the third quarter of 2011. The average head grade increased 1% to 171 g/t compared to 169 g/t in the second quarter of 2012 and decreased 12% compared to 195 g/t in the third quarter of 2011, summarized as follows:

	Q3 2012	Q2 2012	Change	Q3 2011	Change
Tonnes Milled
Fresh ore	138,261	135,593	2.0%	102,735	35%
Tailings	250,201	246,579	1.5%	263,573	-5%
Total	388,462	382,172	2%	366,308	6%
% Tonnes Milled
Fresh ore	36%	35%	0.3%	28%	27%
Tailings	64%	65%	-0.2%	72%	-10%
Grades
Fresh ore	263	259	1.5%	249	6%
Tailings	121	120	0.8%	174	-30%
Average	172	169	1.3%	195	-12%

Efforts are continuing to optimize the recoveries at La Encantada, which increased from 43% in the first quarter of 2012 to 49% in the second quarter and 50% in the third quarter. The Company is processing ore with lower grade and lower manganese content from the #1 tailings dam because the silver is proving easier to separate from the manganese. The increase in the ratio of ore processed from the mine relative to ore from the old tailings assisted in improving overall grades and recoveries at the processing plant. Silver recoveries are expected to improve for the remainder of the year, due to the increased ratio of fresh ore versus the old tailings. Management is also continuing with a number of metallurgical studies and pilot tests, which are expected to further improve recoveries.

Continuing with the underground mine development program from 2011 to increase the production of fresh ore, a total of 3,328 metres were developed in the third quarter of 2012 compared to 3,535 metres in the second quarter of 2012 and 2,808 metres of development completed in the third quarter of 2011. During the first nine months of 2012, a total of 10,784 metres were developed, an increase of 29% compared to 8,366 metres developed in the first nine months of 2011. Underground development is currently focused on areas within the mine which contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe and the new 990 chimney.

Due to the extensive underground exploration program underway, a new breccia pipe adjacent to the chimney at level 990 was discovered showing grades in the range of 400 g/t to 500 g/t. This new discovery is currently being developed and will be in production late in the fourth quarter. One diamond drill rig is active underground at La Encantada, with the objective of defining additional Reserves and Resources. A new NI 43-101 Technical Report is expected to be released before the end of the second quarter of 2013.

A total of 4,715 metres of diamond drilling were completed in the third quarter of 2012 compared to 5,451 metres in the second quarter of 2012. During the first nine months of 2012, a total of 16,204 metres of diamond drilling and a total 8,915 metres of underground development have been completed.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter Ended September 30, 2012 and 2011

Quarter Ended September 30,		LA PARRILLA	Year to Date Ended September 30,
2012	2011	RESULTS	2012	2011
175,630	89,972	Ore processed/tonnes milled (3)(4)	493,354	241,838
163	201	Average silver grade (g/t)	171	198
77%	77%	Recovery (%)	78%	76%
708,021	449,771	Total silver ounces produced	2,118,118	1,164,892
-	34,316	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
708,021	415,455	Commercial silver ounces produced	2,089,479	1,130,576
684,919	402,499	Payable silver ounces produced (1)	2,016,200	1,095,212
245	103	Gold ounces produced	605	265
3,307,944	1,891,991	Pounds of lead produced	9,489,815	4,472,035
844,953	-	Pounds of zinc produced	3,589,569	26,103
851,628	511,301	Total production - ounces silver equivalent	2,555,674	1,318,253
$8.58	$7.90	Total cash cost per ounce (1)(3)(4)	$8.35	$9.01
$9.31	$8.62	Total production cost per ounce (1)(2)(3)(4)	$8.66	$9.31
$36.32	$41.32	Total production cost per tonne (1)(2)(3)(4)	$36.04	$43.22
5,122	4,015	Underground development (m)	15,408	9,449
9,201	4,642	Diamond drilling (m)	21,586	9,799

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

La Parrilla includes a 2,000 tpd dual processing plant consisting of new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The cyanidation circuit was commissioned effective March 1, 2012, and the plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,116 tpd in the third quarter, an increase of 4% from the second quarter of 2012. At the newly designed run rate of 2,000 tpd, it is anticipated that La Parrilla will produce in the range of 3.0 to 3.2 million ounces of silver equivalent annually.

The new tailings filters were fully operational in the third quarter allowing the mill to operate on approximately 80% of recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control of First Majestic that utilizes this new environmentally friendly technology.

During a ceremony held on July 28, 2012, the Governor of the State of Durango, Jorge Herrera Caldera, inaugurated the new Central Laboratory at La Parrilla. This laboratory is in the ISO certification process and will provide centralized services, including certified assays and metallurgical studies, to all the mines and projects of the consolidated First Majestic group of companies. At the same time, the Governor acted as witness in a public ceremony culminating with the Company signing an agreement with the La Parrilla community as part of our sustainable development program in which First Majestic has contributed with the paving of streets, supply of potable water, garbage collection and some other public works.

Total production at the La Parrilla Silver Mine was 851,628 equivalent ounces of silver in the third quarter of 2012, which was an increase of 1% compared to the second quarter of 2012, and an increase of 67% compared to the third quarter of 2011. The composition of the silver equivalent production in the third quarter of 2012 consisted of 708,021 ounces of silver, 245 ounces of gold, 3,307,944 pounds of lead and 844,953 pounds of zinc. This compares with a composition of 690,954 ounces of silver, 226 ounces of gold, 3,005,209 pounds of lead and 1,423,890 pounds of zinc produced in the second quarter of 2012, and 449,771 ounces of silver, 103 ounces of gold and 1,891,991 pounds of lead in the third quarter of 2011.

In the third quarter of 2012, a total of 175,630 tonnes of ore were processed at La Parrilla, representing an increase of 3% when compared with the 169,786 tonnes processed in the second quarter of 2012, and an increase of 95% when compared with the 89,972 tonnes processed in the third quarter of 2011. During the quarter, 66,344 tonnes of oxide ore with an average grade of 146 g/t were extracted from the open pit area at the Quebradillas mine compared to 77,509 tonnes of oxide ore with an average grade of 147 g/t in the second quarter of 2012. Recovery levels of silver in the third quarter were 77% compared to 76% in the second quarter of 2012 and consistent with the 77% in the third quarter of 2011. Lead and zinc concentrates are grading at approximately 1.9% for lead and 1.9% for zinc. Silver recoveries for flotation were 83% compared to 85% in the previous quarter, the decline was due to an adjustment done in the flotation area to improve the quality of the lead concentrates. Silver recoveries for cyanidation improved to 69% compared to 65% in the previous quarter. Recoveries in the previous quarter was negatively affected by ore extracted from an area of the open pit which had a high content of silica.

A total of 5,122 metres of underground development were completed in the third quarter of 2012, compared to 5,247 metres in the second quarter of 2012. In the first nine months of 2012, a total of 15,408 metres were developed, an increase of 63% compared to 9,449 metres in the first nine months of 2011. As part of the current expansion program, an extensive underground development program and a new ramp system is under construction including a new production shaft of which a raise boring machine has now completed 480 metres of the pilot shaft. In addition, 350 metres of development at Level 11 which will become the new underground rail system connecting the different underground areas to the shaft was completed during the third quarter. This investment is expected to improve logistics and transportation of ore to the mill, ultimately reducing overall costs.

A total of 9,201 metres of diamond drilling were completed in the third quarter of 2012 compared to 6,816 metres of diamond drilling in the second quarter and 4,642 metres in the third quarter of 2011. A total of 21,586 metres of diamond drilling were completed year to date, an increase of 120% compared to 9,799 metres completed in the first nine months of 2011. Currently, there are three diamond drill rigs operating at La Parrilla, two are on surface and one is underground. More than 25,000 metres of drilling are planned for 2012, representing the continuation of an aggressive investment in exploration at La Parrilla, both at La Parrilla’s underground mines and in the La Parrilla regional area. The focus during this expanded exploration program will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first ever regional exploration program undertaken on this very large 69,460 hectare property. The aggressive regional mapping program started in 2011 and was concluded in late March and defined a broad regional exploration program covering the entire property with favourable results on a number of anomalies. The exploration program has also indicated the continuation of the Rosario vein system both at depth and along strike which is connecting the San Marcos vein with the Rosario vein system. This area is currently being developed at Level 9 to connect the San Marcos mine and the Rosarios mine. This connection is expected to be completed during the fourth quarter. Following the conclusion of a regional geophysics program in the second quarter, a regional exploration drill program is being designed to target geological anomalies in far reaching areas within La Parrilla’s large 69,460 hectare land package. This program is expected to commence during the second quarter of 2013. These regional anomalies, never explored by modern techniques, are expected to be included in a newly updated NI 43-101 Technical Report expected to be released in early 2013.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter Ended September 30, 2012 and 2011

Quarter Ended September 30,		SAN MARTIN	Year to Date Ended September 30,
2012	2011	RESULTS	2012	2011
72,257	73,879	Ore processed/tonnes milled	208,403	212,174
134	136	Average silver grade (g/t)	136	151
77%	74%	Recovery (%)	77%	78%
238,514	238,627	Total silver ounces produced	703,983	803,020
237,321	237,434	Payable silver ounces produced (1)	701,323	799,006
347	285	Gold ounces produced	1,049	761
257,688	251,133	Total production - ounces silver equivalent	760,285	835,417
$12.96	$10.74	Total cash cost per ounce (1)	$11.32	$10.39
$13.99	$11.57	Total production cost per ounce (1)(2)	$12.70	$10.87
$45.94	$37.20	Total production cost per tonne (1)(2)	$42.71	$40.94
1,809	1,964	Underground development (m)	6,507	5,405
9,405	6,542	Diamond drilling (m)	30,676	12,684

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 kilometres north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure are located.

In the third quarter of 2012, a total of 72,257 tonnes were processed at the San Martin mine, representing an increase of 13% when compared to the 63,841 tonnes milled in the second quarter of 2012 and a decrease of 2% compared to the 73,879 tonnes milled in the third quarter of 2011. The average head grade was 134 g/t in the third quarter of 2012, compared to the 133 g/t in the second quarter of 2012 and 136 g/t in the third quarter of 2011.

Total production of 257,688 ounces of silver equivalent in the third quarter of 2012 was 18% higher than the 217,623 ounces of silver equivalent produced in the second quarter of 2012 and 3% higher than the 251,133 equivalent ounces of silver produced in the third quarter of 2011. These conditions have now returned to normal due to the recent seasonal rains that have come to the area.

The ounces of silver equivalent produced in the third quarter of 2012 consisted of 238,514 ounces of silver and 347 ounces of gold. This compares with 204,200 ounces of silver and 244 ounces of gold produced in the second quarter of 2012 and 238,627 ounces of silver and 285 ounces of gold in the third quarter of 2011. Silver recovery levels in the third quarter of 2012 was 77%, compared to 75% in the second quarter of 2012 and 74% in the third quarter of 2011.

The construction of two new large leaching tanks designed to replace some older and smaller leach tanks remains on time and on budget. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further improvements are scheduled for 2013 and will include new clarification filters, new tailings filters to recirculate water and to improve environmental conditions.

During the quarter, a total of 9,405 metres of diamond drilling were completed compared with 12,066 metres of drilling in the previous quarter. During the first nine months of 2012, a total of 30,676 metres of diamond drilling were completed, an increase of 142% compared with 12,684 metres in the first nine months of 2011. In addition, 1,809 metres of development were completed in the third quarter of 2012 compared to 2,172 metres of development in the second quarter of 2012. Three drill rigs are currently active within the San Martin property, two underground and one on surface, focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosarios and Condesa veins. The early results of the exploration drilling program at the Rosarios/Huichola veins continue to return positive results showing further definition of the North/South system of veins that were previously known.

For 2012, the focus has been to develop additional ounces within the Zuloaga, La Esperanza and Rosarios/Huichola vein systems. The early results of the exploration drilling program at the Rosarios/Huichola veins have returned very positive results; showing the definition of a new North/South system of veins that were previously unknown. The Company is planning to release a new NI 43-101 Technical Report prior to the end of 2012.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Quarter Ended September 30, 2012 and 2011

Quarter Ended September 30,		LA GUITARRA	Year to Date Ended September 30,
2012	2011(3)	RESULTS	2012	2011(3)
30,339	n/a	Ore processed/tonnes milled	30,339	n/a
225	n/a	Average silver grade (g/t)	225	n/a
87%	n/a	Recovery (%)	87%	n/a
189,839	n/a	Total silver ounces produced	189,839	n/a
141,164	n/a	Payable silver ounces produced (1)	141,164	n/a
859	n/a	Gold ounces produced	859	n/a
237,803	n/a	Total production - ounces silver equivalent	237,803	n/a
$13.62	n/a	Total cash cost per ounce (1)	$13.62	n/a
$13.99	n/a	Total production cost per ounce (1)(2)	$13.99	n/a
$65.09	n/a	Total production cost per tonne (1)(2)	$65.09	n/a
1,186	n/a	Underground development (m)	1,186	n/a
9,984	n/a	Diamond drilling (m)	9,984	n/a

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

On July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc. (see “Acquisition of Silvermex Resources Inc.”) which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City.

First Majestic management has been following developments at the La Guitarra mine for over five years. Following the acquisition, an aggressive exploration program was developed across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec Mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.

The La Guitarra mine consists of two underground operation centres and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The Company plans to maintain production levels at current levels of 350 tpd for the remainder of 2012 and expand to 500 tpd at the beginning of 2013. An underground development program is being implemented in order to meet the plan for a ramp up to 500 tpd through the flotation circuit. It is expected that throughput during 2013 will be maintained at 500 tpd which will result in silver production at La Guitarra reaching in the range of 1 million equivalent silver ounces.

Since taking over operations of the mine on July 3, 2012, management has been focusing on improving the operational efficiency and cost savings at the mine. During the third quarter of 2012, total production at the La Guitarra Silver Mine was 237,803 equivalent ounces of silver, an increase of 10% compared to the second quarter of 2012 and an increase of 40% compared to the third quarter of 2011. In addition, average production cost per tonne for the third quarter was $65.09 per tonne, a significant improvement from $128.00 per tonne in the second quarter of 2012 and $115.69 per tonne in the third quarter of 2011. Production from La Guitarra accounted for approximately 10% of First Majestic’s total production during the third quarter of 2012.

During the third quarter, silver concentrates being produced at La Guitarra were shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars to reduce smelting and refining costs and to improve La Guitarra’s economics. The composition of the silver equivalent production consisted of 189,839 ounces of silver and 859 ounces of gold. A total of 30,339 tonnes of ore were processed during the quarter consisting of an average head grade of 225 g/t with recoveries of 87%.

Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with an anticipated commencement of construction in the third quarter of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over 2 million ounces of silver doré production per year in 2014.

A total of 1,186 metres of underground development were completed during the third quarter. A total of 9,984 metres of diamond drilling were completed during the quarter. Four drill rigs are currently active at the La Guitarra mine, two on surface and two underground.

Silvermex Resources Inc. and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until then, management recommends caution when relying on the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively.

During the second quarter in 2012, the Del Toro Silver Mine, which was a division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, was transferred into a newly formed subsidiary of the Company, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

The Company was previously granted a permit for a 1,000 tpd flotation mill and during the third quarter, the Company received the final Environmental Impact Statement permit from the Mexican government (SEMARNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. This was the final permit needed to achieve the targeted mill capacity of 4,000 tpd by mid-2014. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd by year end of 2012, expanding to 2,000 tpd by the third quarter of 2013 and reaching 4,000 tpd by the mid-2014. During the second quarter of 2012, the Company issued a Preliminary Economic Assessment and an updated NI 43-101.

Construction and development at the Del Toro Silver Mine is well underway and currently on schedule. Following the successful platform construction and foundation pouring in the first half of the year, mechanical installations continued in the quarter at the crushing, flotation and thickeners areas. The construction of the 1,000 tpd flotation plant is 75% completed. Final testing of the sewage water treatment plant was completed during the third quarter. Once the mill construction is completed, the Company is looking forward to being able to recirculate the waste water from the town of Chalchihuites back into a collection facility for treatment and reuse, not only saving the environment, but also conserving water in the region. Also, 96% of the required equipment for the flotation circuit and 65% of the equipment for the cyanidation circuit has been ordered and is in the process of being delivered. The new 115,000 kilowatt power line from the town of Vicente Guerrero to Chalchihuites is in the permitting process with SEMARNAT, the Mexican Federal Environmental authorities. Management is preparing an Environmental Impact Statement and anticipates having the power line installed and operational by April 1, 2013. In the interim, portable power generators have been leased to enable initial start-up of operations.

In order to prepare Del Toro for production, an extensive development program was launched in late 2010 consisting of constructing three access ramps into ore bodies 1, 2 and 3 at San Juan, an access ramp into the Perseverancia chimney and an access ramp in Dolores. These access ramps have also allowed for the construction of crosscuts for drilling to further define additional Reserves and Resources.

To date, the main ramp into the San Juan mine is now below level 10, which will be the first production level of this mine. This ramp is now 2,400 metres in length and close to 280 metres in vertical distance from surface. This main ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013, and will act as an access to the three main ore bodies which will be developed during 2012. To date, access has been completed to ore body 1, ore body 2 and ore body 3 at San Juan with 186 metres developed during the third quarter. Development at the San Juan mine for preparation for the upcoming production stage also continued during the quarter. In addition, the new pump station, new powder magazines and the initial work of a new underground shop are underway.

Underground development is continuing into the very prospective Perseverancia mine and the recently discovered San Nicolas chimney. The Company released an updated NI 43-101 Technical Report on August 21, 2012, which included some of the new resources discovered in this area. The results revealed an increase in silver grade of the overall Measured and Indicated Resources by 20% to 175 g/t. At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 1,120 metres in length, to gain access to the chimneys. While developing this ramp, a new vein was discovered which was named the “San Nicolas vein”. This vein has been correlated to old mine workings 1,000 metres to the north-east from the Perseverancia mine. The discovery of the San Nicolas vein has opened a new development area and to date 1,750 metres of development has been completed in an access ramp on two different levels, 50 metres apart. Three drill rigs were assigned to this area for the Del Toro project and are currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies as well as to check some of the geophysical anomalies.

At the Dolores mine, over 2,180 metres have been developed to date in different workings, including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Development at the San Juan mine for preparation for the upcoming production stage continued during the third quarter. Ore continues to be extracted to surface from the San Juan mine. During the third quarter, a total of 22,365 tonnes have been mined at Level 9 adding to the mined ore from the second quarter bringing the total stockpile of ore on surface to 56,562 tonnes at the end of the third quarter. Total underground development at Del Toro in the third quarter amounted to 3,150 metres compared to 2,673 metres in the previous quarter. In the first nine months of 2012, a total of 8,580 metres were developed compared to 1,926 metres in the first nine months of 2011.

During the quarter, 36 holes were completed for a total of 11,365 metres. In the first nine months of 2012, a total of 31,379 metres of diamond drilling were completed compared to 4,693 metres in the first nine months of 2011. Six drill rigs are currently active at site, with three on surface and three underground. Drilling continues in order to infill previous holes, and test for additional resources and to upgrade previously defined Measured and Indicated resources.

The Company has plans to invest an estimated $58.5 million in construction of the phase one flotation circuit, equipment and underground development of which $45.9 million has been spent during the first nine months of 2012. In addition, the Company anticipates it may be required to make some prepayment deposits for long lead time equipment related to the phase two cyanidation projects in 2013, however, the amount of the deposits is not determinable at this time.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Minera Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, SA de CV, and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% net smelter royalty (“NSR”), the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the fourth quarter of 2011 in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in the fourth quarter of 2012. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. There has been opposition from certain groups of indigenous people and non-government organizations, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. To date, $0.9 million has been invested and is expect to be completed in 2014. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

Plomosas Silver Project and other Silvermex Exploration Properties

The Company acquired numerous exploration stage properties from the Silvermex acquisition and management is reviewing the exploration program for the Rosario and San Juan adjacent properties in the Sinaloa, Mexico area. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE

“Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Total cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed interim consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2012					Three Months Ended September 30, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$20,912				$15,473
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(442)				229
Cost of sales (mine)	$3,426	$5,491	$8,880	$2,673	$20,470	$3,094	$3,425	$9,183	$15,702
Add: Third party smelting and refining	78	2,540	543	1,157	4,318	118	1,418	310	1,846
Deduct: By-product credits	(474)	(3,544)	(574)	(1,398)	(5,990)	(407)	(1,854)	(333)	(2,594)
Deduct: Employee benefits	-	-	(658)	-	(658)	(276)	149	(1,717)	(1,844)
Inventory changes	61	1,486	642	(653)	1,536	97	175	894	1,166
Other non-cash costs	(12)	(102)	(118)	142	(90)	(74)	(134)	(172)	(231)
Total cash cost (A)	$3,079	$5,871	$8,715	$1,921	$19,586	$2,552	$3,179	$8,165	$13,896

Tonnes processed	72,257	175,630	388,462	30,339	666,688	73,879	84,020	366,308	524,207
Total ounces of silver produced	238,514	708,021	1,068,863	189,839	2,205,237	238,627	415,455	1,020,467	1,674,549
Deduct: Metal deduction ounces	1,193	23,102	5,211	48,675	78,181	1,193	12,956	5,103	19,252
Payable ounces of silver produced (B)	237,321	684,919	1,063,652	141,164	2,127,056	237,434	402,499	1,015,364	1,655,297

Mining cost per ounce	$4.15	$3.27	$2.09	$5.33	$2.91	$4.24	$3.23	$1.45	$2.28
Milling cost per ounce	7.27	4.86	4.84	3.51	5.03	5.20	3.77	5.48	5.03
Indirect cost per ounce	2.57	1.18	0.93	5.15	1.47	2.13	1.62	0.81	1.19
Total production cost per ounce	$13.99	$9.31	$7.86	$13.99	$9.41	$11.57	$8.62	$7.74	$8.50
Transport and other selling costs per ounce	0.65	0.50	0.36	1.33	0.50	0.39	0.36	0.32	0.34
Smelting and refining costs cost per ounce	0.33	3.71	0.51	8.20	2.03	0.49	3.52	0.31	1.12
Royalties per ounce	-	0.22	-	-	0.07	-	-	-	-
By-product credits cost per ounce	(2.01)	(5.16)	(0.54)	(9.90)	(2.82)	(1.71)	(4.60)	(0.33)	(1.57)
Total cash cost per ounce (A/B)	$12.96	$8.58	$8.19	$13.62	$9.19	$10.74	$7.90	$8.04	$8.39

Mining cost per tonne	$13.62	$12.77	$5.71	$24.80	$9.30	$13.63	$15.50	$4.02	$7.21
Milling cost per tonne	23.87	18.97	13.26	16.35	16.05	16.72	18.08	15.20	15.87
Indirect cost per tonne	8.45	4.58	2.55	23.94	4.70	6.85	7.74	2.24	3.77
Total production cost per tonne	$45.94	$36.32	$21.52	$65.09	$30.05	$37.20	$41.32	$21.46	$26.86

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2012					Nine Months Ended September 30, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$56,061				$50,404
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(741)				172
Cost of sales (mine)	$9,088	$18,108	$25,451	$2,673	$55,320	$9,875	$10,915	$29,786	$50,576
Add: Third party smelting and refining	223	8,908	1,358	1,157	11,646	285	4,208	1,249	5,742
Deduct: By-product credits	(1,569)	(11,223)	(1,445)	(1,398)	(15,635)	(998)	(5,007)	(632)	(6,637)
Deduct: Employee benefits	-	-	(1,586)	-	(1,586)	(986)	(13)	(6,287)	(7,286)
Inventory changes	260	1,259	1,921	(653)	2,787	219	104	915	1,238
Other non-cash costs	(70)	(208)	(333)	142	(469)	(96)	(341)	(179)	(616)
Total cash cost (A)	$7,932	$16,844	$25,366	$1,921	$52,063	$8,299	$9,866	$24,852	$43,017

Tonnes produced	208,403	484,236	1,108,574	30,339	1,831,552	212,174	235,886	1,014,730	1,462,790
Total ounces of silver produced	703,983	2,089,479	2,937,348	189,839	5,920,649	803,020	1,130,576	3,290,540	5,224,136
Deduct: Metal deduction ounces	2,660	73,279	14,687	48,675	139,301	4,014	35,364	16,454	55,832
Payable ounces of silver produced (B)	701,323	2,016,200	2,922,661	141,164	5,781,348	799,006	1,095,212	3,274,086	5,168,304

Total cash cost per ounce (A/B)	$11.32	$8.35	$8.68	$13.62	$9.02	$10.39	$9.01	$7.59	$8.32

Mining cost per ounce	$3.87	$2.98	$1.88	$5.33	$2.59	$4.07	$3.35	$1.22	$2.11
Milling cost per ounce	6.63	4.50	5.55	3.51	5.27	4.61	4.16	5.06	4.80
Indirect cost per ounce	2.20	1.18	0.91	5.15	1.26	2.19	1.80	0.86	1.26
Total production cost per ounce	$12.70	$8.66	$8.34	$13.99	$9.12	$10.87	$9.31	$7.14	$8.17
Transport and other selling costs per ounce	0.54	0.58	0.37	1.33	0.49	0.41	0.43	0.26	0.32
Smelting and refining costs cost per ounce	0.32	4.42	0.46	8.20	2.01	0.36	3.84	0.38	1.11
Royalties per ounce	-	0.26	-	-	0.09	-	-	-	-
By-product credits cost per ounce	(2.24)	(5.57)	(0.49)	(9.90)	(2.69)	(1.25)	(4.57)	(0.19)	(1.28)
Total cash cost per ounce (A/B)	$11.32	$8.35	$8.68	$13.62	$9.02	$10.39	$9.01	$7.59	$8.32

Mining cost per tonne	$13.01	$12.39	$4.96	$24.80	$8.17	$15.31	$15.57	$3.92	$7.45
Milling cost per tonne	22.30	18.72	14.64	16.35	16.62	17.37	19.31	16.32	16.95
Indirect cost per tonne	7.40	4.93	2.37	23.94	3.98	8.26	8.34	2.81	4.49
Total production cost per tonne	$42.71	$36.04	$21.97	$65.09	$28.77	$40.94	$43.22	$23.05	$28.89

Note - The tables above do not include 28,639 silver ounces of pre-commercial production from the La Parrilla cyanidation circuit expansion project during the nine months ended September 30, 2012, which were produced at a cost of $442,000 and 34,316 silver ounces of pre-commercial production from the La Parrilla flotation circuit expansion during the three and nine months ended September 30, 2011, which were produced at a cost of $263,000.

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net Revenues as reported	$63,581	$61,407	$176,170	$184,713
Add back: Smelting and Refining Charges	4,112	1,569	11,442	4,931
Gross Revenues	67,693	62,976	187,612	189,644
Payable equivalent silver ounces sold	2,221,039	1,655,297	6,132,588	5,152,178
Average realized price per ounce of silver sold	$30.48	$38.83	$30.59	$36.81
Average market price per ounce of silver per COMEX	$30.05	$38.78	$30.70	$35.61

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for Earnings Per Share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following tables provide a detailed reconciliation of Adjusted EPS to net earnings as reported in the Company’s condensed interim consolidated financial statements.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net earnings as reported	$24,869	$27,772	$66,548	$82,235
Adjustments for non-cash or non-recurring items:
Share-based payments	2,546	937	7,776	4,598
Deferred income tax expense	4,789	5,237	13,640	11,154
(Gain) loss from investment in derivatives and FVTPL marketable securities	(4,976)	1,504	(6,769)	(2,041)
Acquisition costs for Silvermex Resources Inc.	1,830	-	2,611	-
Legal fees for the First Silver trial	307	110	1,487	420
Gross margin on La Parrilla pre-commercial shipments	-	263	522	263
Restructuring charge for San Martin collective bargaining agreement	-	795	-	795
Adjusted net earnings	$29,365	$36,618	$85,815	$97,424
Weighted average number of shares on issue - basic	115,307,418	104,583,335	108,872,377	102,627,618
Adjusted EPS	$0.25	$0.35	$0.79	$0.95

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Condensed Interim Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the three months ended September 30, 2012 compared to the three months ended September 30, 2011 (in $000’s, except for share amounts):

	Three Months Ended	Three Months Ended
	September 30, 2012	September 30, 2011

Revenues	$63,581	$61,407	(1)
Cost of sales	20,912	15,473	(2)
Gross margin	42,669	45,934
Depletion, depreciation and amortization	6,832	3,467	(3)
Mine operating earnings	35,837	42,467	(4)
General and administrative	5,044	3,710	(5)
Share-based payments	2,546	937	(6)
Acquisition costs	1,830	-	(7)
Accretion of decommissioning liabilities	133	107
Foreign exchange loss	483	799	(8)
Operating earnings	25,801	36,914	(9)
Investment and other income (loss)	5,389	(1,395)	(10)
Finance costs	(501)	(390)
Earnings before income taxes	30,689	35,129
Current income tax expense	1,031	2,120
Deferred income tax expense	4,789	5,237
Income tax expense	5,820	7,357	(11)
Net earnings for the period	$24,869	$27,772	(12)
Earnings per share (basic)	$0.22	$0.27	(12)
Earnings per share (diluted)	$0.21	$0.26

1.

Revenues for the quarter ended September 30, 2012 increased by $2,174,000 or 4% to $63,581,000 from $61,407,000 in the third quarter of 2011. Revenues increased despite a 22% decrease in average revenue per payable equivalent ounces sold, as the Company’s silver equivalent production increased 36% compared to the third quarter of 2011. In addition, higher smelting and refining costs related to increased concentrate output from the addition of the La Guitarra mine and the expanded La Parrilla flotation circuit also reduced net revenues.

2.

Cost of sales in the third quarter of 2012 was $20,912,000, an increase of 35% compared to $15,473,000 in the third quarter of 2011. The increase in cost of sales was primarily attributed to 34% increase in payable equivalent silver ounces sold and the addition of La Guitarra as the Company’s fourth operating mine.

3.

Depletion, depreciation and amortization increased from $3,467,000 in the third quarter of 2011 to $6,832,000 in the third quarter of 2012, an increase of $3,365,000 or 97%. The increase was due to incremental depreciation expense from the addition of the La Guitarra mine, the new La Parrilla cyanidation and flotation circuits, as well as higher depletion expense from a 26% increase in tonnage of ore milled.

4.

Mine operating earnings in the third quarter of 2012 were $35,837,000, a decrease of $6,630,000 when compared to $42,467,000 for the same quarter in the prior year. Despite a 36% production growth, mine operating earnings decreased due to lower silver and metal by-product prices and increase in depletion, depreciation and amortization expenses compared to the third quarter of 2011.

5.

General and administrative expenses for the quarter increased by $1,334,000 or 36% compared to the same quarter in the prior year due to four additional senior management recruited in Mexico in preparation for expanded operations, as well as higher legal litigation fees in Canada related to the ongoing First Silver litigation.

6.

Share-based payments expense for the quarter increased by $1,609,000 or 172% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in the first nine months of 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.	During the quarter ended September 30, 2012, the Company incurred acquisition costs of $1,830,000 related to the acquisition of Silvermex.

8.

Foreign exchange loss for the quarter was $483,000 compared to a loss of $799,000 in the third quarter of 2011. The foreign exchange loss for the quarter primarily reflects the effect of the strengthening of the Mexican pesos during the three months ended September 30, 2012 on the Company’s monetary liabilities that are denominated in Mexican pesos.

9.

Operating earnings decreased by $11,113,000 or 30% to $25,801,000 for the quarter ended September 30, 2012, compared to operating earnings of $36,914,000 for the quarter ended September 30, 2011, due to lower silver prices, resulting in decrease in mine operating earnings, and higher share-based payments, general and administrative expenses and acquisition costs.

10.

During the quarter ended September 30, 2012, the Company recognized investment and other income of $5,389,000 compared to an investment loss of $1,395,000 in the same quarter in the prior year. The investment gain in the third quarter of 2012 was primarily attributed to a $3,552,000 investment gain in silver futures and $1,424,000 investment gain in marketable securities, compared to an investment loss of $1,504,000 in silver futures during the quarter ended September 30, 2011.

11.

During the quarter ended September 30, 2012, the Company recorded an income tax expense of $5,820,000 compared to an income tax expense of $7,357,000 in the quarter ended September 30, 2011. The 21% decrease in income tax expense was attributed 13% decrease in earnings before tax and a decrease in the effective tax rate from 21% in the third quarter of 2011 to 19% in the current quarter.

12.

As a result of the foregoing, net earnings for the period for the quarter ended September 30, 2012 decreased 10% to $24,869,000 (EPS of $0.22) compared to net earnings of $27,772,000 (EPS of $0.27) in the quarter ended September 30, 2011.

For the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 (in $000’s, except for share amounts):

	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011

Revenues	$176,170	$184,713	(1)
Cost of sales	56,061	50,404	(2)
Gross margin	120,109	134,309
Depletion, depreciation and amortization	17,544	9,405	(3)
Mine operating earnings	102,565	124,904	(4)
General and administrative	14,556	11,248	(5)
Share-based payments	7,776	4,598	(6)
Acquisition costs	2,611	-	(7)
Accretion of decommissioning liabilities	335	338
Foreign exchange loss	266	1,108	(8)
Operating earnings	77,021	107,612	(9)
Investment and other income	7,343	2,461	(10)
Finance costs	(1,368)	(896)
Earnings before income taxes	82,996	109,177
Current income tax expense	2,808	15,788
Deferred income tax expense	13,640	11,154
Income tax expense	16,448	26,942	(11)
Net earnings for the period	$66,548	$82,235	(12)
Earnings per share (basic)	$0.61	$0.80	(12)
Earnings per share (diluted)	$0.60	$0.77

1.

Revenues for the year to date ended September 30, 2012 decreased by $8,543,000 or 5% to $176,170,000 from $184,713,000 in the same period of the prior year. Despite an increase of 20% in total commercial production, revenues decreased due to a 17% decrease in average realized silver price in the year to date ended September 30, 2012. In addition, higher smelting and refining costs, which increased by $6,511,000, related to increased concentrate output from the new La Guitarra Silver Mine and expanded La Parrilla flotation circuit also reduced net revenues.

2.

Cost of sales for the year to date ended September 30, 2012 was $56,061,000, an increase of 11% compared to $50,404,000 in the same period of 2011. Additional cost of sales was primarily associated with a 19% increase in payable equivalent silver ounces sold, but was partially offset by favourable 10% depreciation of the Mexican peso against the U.S. dollar, resulting in lower cost of sales.

3.

Depletion, depreciation and amortization increased by $8,139,000 or 87% to $17,544,000 for the year to date ended September 30, 2012, primarily due to higher depreciation expense upon commissioning of the La Parrilla flotation circuit in the fourth quarter of 2011 and cyanidation circuit in first quarter of 2012 as well as additional depreciation and depletion of the new La Guitarra Silver Mine that was acquired during the current quarter. Furthermore, depletion expense also increased as a result of 25% increase in tonnage of ore milled.

4.

Mine operating earnings decreased by $22,339,000 or 18% to $102,565,000 for the year to date ended September 30, 2012, compared to $124,904,000 for the same period in the prior year. This is primarily due to the $8,543,000 decrease in revenues and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year to date ended September 30, 2012 increased by $3,308,000 or 29% compared to the same period of the prior year. The increase was due to four additional senior management recently recruited in Mexico in preparation for expanded operations and $1,487,000 in additional legal fees in Canada related to the ongoing First Silver litigation.

6.

Share-based payments expense for the year to date ended September 30, 2012 increased by $3,178,000 or 69% compared to the same period of the prior year. The increase was primarily due to more stock options granted in the first nine months of 2012 compared to the same period of the prior year, primarily related to additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of grant compared to the prior years also contributed to the increase in the Company’s share-based payments expense.

7.	During the nine months ended September 30, 2012, the Company incurred acquisition costs of $2,611,000 related to the acquisition of Silvermex.

8.

Foreign exchange loss for the year to date ended September 30, 2012 was $266,000 compared to a loss of $1,108,000 in the same period of 2011. The foreign exchange loss for the quarter primarily reflects the effect of the strengthening of the Mexican pesos during the nine months ended September 30, 2012 on the Company’s monetary liabilities that are denominated in Mexican pesos.

9.

Operating earnings decreased by $30,591,000 or 28% to $77,021,000 for the year to date ended September 30, 2012, compared to operating earnings of $107,612,000 for the year to date ended September 30, 2011, due to decrease in mine operating earnings associated with lower silver prices and higher depletion, depreciation and amortization expense.

10.

During the year to date ended September 30, 2012, investment and other income was $7,343,000 compared to $2,461,000 in the same period of the prior year. Investment and other income for the nine months ended September 30, 2012 was primarily attributed to a $5,894,000 investment gain in silver futures and $875,000 investment gain in investment in marketable securities, compared to a gain of $2,041,000 in silver futures in the same period of the prior year.

11.

During the year to date ended September 30, 2012, the Company recorded an income tax expense of $16,448,000 compared to $26,942,000 in the same period of 2011. The 39% decrease in income tax expense was attributed to 24% decrease in earnings before tax and a decrease in the effective tax rate to 20% for the nine months ended September 30, 2012, compared to 25% for the same period of 2011.

12.

As a result of the foregoing, net earnings for the period for the year to date ended September 30, 2012 was $66,548,000, or basic earnings per share of $0.61 compared to net earnings of $82,235,000 or $0.80 per common share for the same period of 2011.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2012				2011			2010
Financial Highlights	Q3(1)	Q2(2)	Q1(3)	Q4(4)	Q3(5)	Q2(6)	Q1(7)	Q4(8)
Revenue	$63,581	$54,774	$57,815	$60,801	$61,407	$68,040	$55,266	$40,092
Cost of sales	$20,912	$18,456	$16,693	$16,383	$15,473	$18,112	$16,819	$12,977
Depletion, depreciation and amortization	$6,832	$5,259	$5,453	$6,035	$3,467	$3,134	$2,804	$3,131
Mine operating earnings	$35,837	$31,059	$35,669	$38,383	$42,467	$46,794	$35,643	$23,984
Net earnings after tax	$24,869	$15,321	$26,358	$21,339	$27,772	$30,593	$23,870	$13,654
Basic earnings per share	$0.22	$0.14	$0.25	$0.20	$0.27	$0.30	$0.24	$0.14
Diluted earnings per share	$0.21	$0.14	$0.24	$0.20	$0.26	$0.29	$0.23	$0.13

Notes:
1.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended June 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the second quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the second quarter of 2012.

2.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

3.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

4.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

5.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1,504,000 on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

6.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

7.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased $10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

8.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,599,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to an $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred income tax expenses.

LIQUIDITY

At September 30, 2012, the Company had cash and cash equivalents of $72.8 million and working capital of $84.0 million, compared to cash and cash equivalents of $91.2 million and working capital $109.7 million at December 31, 2011. Cash and cash equivalents decreased by $18.4 million during the year as a result of $105.6 million invested in property, plant and equipment, and mineral property interests, $13.6 million in deposit on long-term assets, offset by $88.0 million generated from operating activities, $11.4 million acquired as part of the acquisition of Silvermex, proceeds of $7.1 million from exercise of stock options and $5.9 million realized gain on derivative financial instruments.

During the third quarter, the Company expended $17.0 million on mineral properties and $22.3 million on property, plant and equipment on a cash basis compared to $18.6 million expended on mineral properties and $13.8 million expended on property, plant and equipment in the third quarter of 2011. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of Del Toro, all financed by additional operational cash flows.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $72.8 million in cash and cash equivalents at September 30, 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. The Company has plans to invest an estimated $58.5 million in construction of Del Toro’s phase one flotation circuit during 2012, of which $45.9 million has been spent during the first nine months of 2012. Capital requirements for the remaining quarter of 2012 include $12.6 million earmarked for the Del Toro capital project, inclusive of exploration and development costs. Should the Company adopt additional expansion plans or if the price of silver was to drop significantly, the Company would need to consider its funding requirements relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required. As at the date of this MD&A, the Company has approximately $54.9 million in cash and cash equivalents in treasury.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2012, the Company has outstanding trade payables of $16.9 million (December 31, 2011 -$6.5 million) which are generally payable in 90 days or less and accrued liabilities of $21.3 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$38,610	$38,610	$-	$-	$-
Debt facilities	512	512	-	-	-
Finance lease obligations	21,392	8,899	12,493	-	-
Decommissioning liabilities	11,466	-	-	-	11,466
Purchase obligations and commitments (1)	21,426	21,426	-	-	-
Total Obligations	$94,057	$69,447	$12,493	$-	$11,466

(1) Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2012		December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$15,361	$614	$(1,898)	$14,077	$1,408	$40,787	$4,079
Mexican peso	4,588	10,140	(27,842)	(13,114)	(1,311)	(7,433)	(549)
	$19,949	$10,754	$(29,740)	$963	$97	$33,354	$3,530

ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”). Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,654 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the acquisition was $2.6 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position as one of the world’s leading silver producers and adds the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and the preliminary purchase price allocation, in accordance with IFRS 3, Business Combinations, are estimated as follows:

Consideration:
9,451,654 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants (Note 19(c))	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Goodwill of $24.6 million was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Financial and operating results of Silvermex are included in the Company’s condensed interim consolidated financial statements effective July 3, 2012, the date of acquisition. During the three and nine months ended September 30, 2012, the acquisition of Silvermex contributed revenues of $2,993,000 and loss of $553,000 to the Company’s net earnings.

Had the business combination been affected at January 1, 2012, revenues of the Company would have been $181,027,000 and earnings would have been $60,334,000 for the nine months ended September 30, 2012. Management considers these “pro forma” numbers to represent an approximate measure of the performance of the consolidated entity during the period.

In determining the “pro forma” revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

  Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre- acquisition financial statements

  Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies
  Recognized the deferred income tax expense effect related to the above adjustments
  Excluded acquisition costs of the acquiree as a one-off transaction

As at the date these condensed interim consolidated financial statements were issued, the allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2012, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 24 of the condensed interim consolidated financial statements).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended September 30, 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to September 30, 2012:

a)	A total of 279,000 options were exercised for gross proceeds of CAD$1,490,000; and
b)	A total of 50,000 options were cancelled.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are outlined as follows. Detail explanation of these critical judgments and estimates were included in note 3 of the Company’s audited consolidated financial statements as at December 31, 2011.

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs
  Commencement of commercial production and production levels intended by management
  Functional currency

  Impairment of property, plant and equipment assets and mining interests
  Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests
  Estimated reclamation and closure costs
  Mineral reserve estimates
  Inventory valuation
  Valuation of share-based payments
  Income taxes

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2012.